November 27, 2007

Via EDGAR and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20540-7010
Attention: Anne Nguyen Parker

Re:	Samson Oil & Gas Limited
Amendment No. 2 to Form 20-F
Filed September 19, 2007
File No. 001-33578

Dear Ms. Parker:

On behalf of Samson Oil & Gas Limited (the "Company"), set forth below are the responses of the Company to the comments received from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") contained in the letter dated October 10, 2007 (the "SEC Letter") regarding the above-referenced filing. In connection therewith, the Company has filed on EDGAR an amended Form 20-F with changes made in response to the SEC Letter.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company's responses to each comment in sequence. Responses are numbered in response to the appropriate comment number. Page references appearing in the responses below refer to pages inn the enclosed clean copy and the enclosed marked copy of the Form 20-F/A, respectively. The clean and marked copies of the Form 20-F/A have been hand marked with the relevant comment number to indicate the location of the requested revisions.

General

1. Please provide updated financial statements to include those as of June 30, 2007, as per Item 8.A.4 of Form 20-F. Please note that you will also need to update any corresponding discussion of your financial condition.

Response: The Company has incorporated its financial statements for the year ended June 30, 2007 per Item 8.A.4 of Form 20-F, including updates of corresponding financial disclosure contained in the remainder of this Form.

Securities and Exchange Commission
November 27, 2007

Kestrel Energy Inc.

Note 7 - Information Regarding Proved Oil and Gas Reserves (Unaudited) - page F-94

2. We note your response to prior comment 22 regarding the disclosure of standardized measure of discounted future net cash flows relating to the proved oil and gas reserve quantities for Kestrel Energy Inc. However, we note that you have deleted certain items from the lower section of the table showing the principal sources of changes in the standardized measure of discounted future net cash flows during the period ended January 31, 2006. Please revise to include the full disclosure discussed in paragraph 33 of SFAS 69.

Response: The required disclosure has been included on page F-88/359.

In connection with responding to the Staff's comments, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	The Company may not assert Staff comments as a defense to any proceeding initial by the Commission or any person under the securities laws of the United States.

Please confirm at your earliest convenience that we have cleared all Staff comments so that we can relay that information to the American Stock Exchange and obtain their final approval for the listing of the Company's ADRs. Please call me at (303) 892-7484 if you would like to discuss any of the foregoing.

Sincerely,

/s/ S. Lee Terry, Jr. S. Lee Terry, Jr. for DAVIS GRAHAM & STUBBS LLP

Enclosures
cc:	John Madison
Jennifer Gallagher
Nasreen Mohammed
James Murphy
Terence M. Barr, Samson Oil & Gas Limited